The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/13

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on December 4, 2012, at the offices of U.S. Bancorp Fund Services, 777 E. Wisconsin Avenue, Milwaukee, WI 53202. As of October 17, 2012, the record date, outstanding shares of common and preferred stock were 6,094,802 and 57,639 respectively. Holders of 5,545,932 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The stockholders voted on two proposals. The stockholders elected two Directors to the Board of Directors by each share class. The following table provides information concerning the matters voted on at the meeting:

I. (A) Election of Directors – Common and Preferred

	Votes For	Votes Against

Andrew Dakos	3,326,776	2,219,156

1. (B) Election of Directors – Preferred

	Votes For	Votes Against

Rajeev Das	31,965	21,358